Exhibit 99.1


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                            - FOR IMMEDIATE RELEASE -

                      ELBIT MEDICAL IMAGING LTD. ANNOUNCES
                     RESULTS OF ITS SPECIAL GENERAL MEETING

      Tel Aviv, Israel - October 27, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) ("EMI") announced today that at a special meeting of its shareholders held today EMI's shareholders approved by approximately 98% majority the agreement and plan of merger between EMI and Elscint Ltd. ("Elscint"), a subsidiary of EMI, dated August 21, 2005 (the "Merger").

      Under the Merger, each 1 ordinary share of Elscint (other than Elscint ordinary shares held by EMI and Elscint) will be exchanged for 0.53 ordinary shares of EMI. Following the closing of the Merger Elscint will become a wholly-owned subsidiary of EMI. [For additional details regarding the Merger, see the registration statement published by EMI on September 27, 2005.]

      The closing of the Merger is subject to the fulfillment of additional conditions, which have not yet been obtained, including, among others, the consent of various financing institution to the Merger and the receipt of a final court order approving the Merger.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of



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EMI's accounting policies, risks related to the proposed merger of EMI and
Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

For Further Information:
Company Contact                                   Investor Contact
Shimon Yitzhaki                                   Kathy Price
Elbit Medical Imaging Ltd.                        The Anne McBride Company
(972-3) 608-6000                                  1-212-983-1702 x207
syitzhaki@europe-israel.com                       kprice@annemcbride.com
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